[redacted]

08027572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2008

Washington, DC
111

SEC FILE NUMBER
8-49302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LandOak Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10267 Kingston Pike

(No. and Street)

Knoxville	TN	37922
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Martin 865-531-0000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.

(Name – *if individual, state last, first, middle name*)

507 W. Clinch Ave.	Knoxville	TN	37902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/13/08

OATH OR AFFIRMATION

I, Patrick Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LandOak Securities, L.L.C., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Manager

Title

JENNY Z. BOND STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Notary Public

MY COMMISSION EXPIRES: August 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANDOAK SECURITIES, L.L.C.
YEARS ENDED DECEMBER 31, 2007 AND 2006

CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
Independent Auditors' Report	3
Financial Statements:	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Member's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Exemption From Requirements Pursuant to Rule 15c3-3	12
Independent Auditors' Report on Internal Control	13 - 14

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Member
LandOak Securities, L.L.C.
Knoxville, Tennessee

We have audited the accompanying statements of financial condition of LandOak Securities, L.L.C., as of December 31, 2007 and 2006, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LandOak Securities, L.L.C., at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 25, 2008

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2007	December 31, 2006
ASSETS		
CURRENT ASSETS		
Cash	$ 15,483	$ 22,144
Commissions Receivable	6,700	8,400
Total Current Assets	22,183	30,544
TOTAL ASSETS	$ 22,183	$ 30,544
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 2,000	$ 5,799
Commissions Payable	5,360	6,720
Total Current Liabilities	7,360	12,519
MEMBER'S EQUITY	14,823	18,025
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,183	$ 30,544

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF INCOME

	Year Ended December 31, 2007	Year Ended December 31, 2006
REVENUE		
Fees from Advisory Services	$ 181,396	$ 172,350
Mutual Fund Commissions	44,715	31,505
Rep Fees	600	2,500
Variable Insurance and Annuities Commissions	64,456	77,655
NASD Member Payment	35,000	-
Private Placements	-	40,704
Gain on Investment	-	8,922
Interest Income	214	296
TOTAL REVENUES	326,381	333,932
OPERATING EXPENSES		
Commissions	292,970	307,287
Education and Travel	3,345	419
Professional Fees	19,965	22,772
Insurance	1,762	1,982
License, Fees and Registration	4,958	8,415
Other Operating Expenses	6,583	4,941
TOTAL OPERATING EXPENSES	329,583	345,816
NET INCOME (LOSS)	$ (3,202)	$ (11,884)

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

BALANCE - DECEMBER 31, 2005	$	29,909
NET INCOME (LOSS) - 2006		(11,884)
BALANCE - DECEMBER 31, 2006		18,025
NET INCOME (LOSS) - 2007		(3,202)
BALANCE - DECEMBER 31, 2007	$	14,823

The accompanying notes are an integral part of these financial statements.

LANDOAK SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (3,202)	$ (11,884)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:		
Net (Gain) Loss on Investments	-	(8,922)
(Increase) Decrease in Assets		
Commissions Receivable	1,700	(3,210)
Increase (Decrease) in Liabilities		
Accounts Payable	(3,799)	2,568
Commissions Payable	(1,360)	3,799
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(6,661)	(17,649)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Stock	-	51,142
Costs Paid on Warrants Converted to Stock	-	(24,000)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	27,142
INCREASE (DECREASE) IN CASH	(6,661)	9,493
CASH - BEGINNING OF YEAR	22,144	12,651
CASH - END OF YEAR	$ 15,483	$ 22,144
STATE INCOME TAXES PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - LandOak Securities, L.L.C., was organized on April 15, 1997, under the laws of the State of Tennessee. LandOak Securities, L.L.C., is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisory firm with the State of Tennessee. LandOak Securities, L.L.C., sells various investments to its clients who are located in various states throughout the southeastern region of the United States.

At December 31, 2005, two members owned 75% and 25% interest, respectively. As of September 1, 2006, the 75% owner acquired the 25% ownership interest and LandOak Securities, LLC became a Single-Member LLC.

LandOak Securities, L.L.C., in accordance with the operating agreement, will continue to operate until December 31, 2045, unless earlier termination is elected.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the member(s) and included in the individual return(s). Tennessee state income tax applicability is limited to investment income as its earnings from operations are subject to self-employment tax by its member(s). State tax is minimal and therefore, deferred tax benefits or expense would be immaterial.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2007 and 2006, there were no liabilities which were subordinated to claims of general creditors.

Note 3 - Related Party Transactions

In the ordinary course of business, the Company engages in transactions with its member and related businesses.

During 2007 and 2006, commissions of approximately $248,000 and $265,000, respectively, were earned by the Company's member of which approximately $4,100 and $3,900 were accrued at December 31, 2007 and 2006, respectively. Accordingly, a significant portion of the commission revenues result from this member.

During 2007 and 2006, personnel services and facilities were provided to the Company at no cost by another entity owned by the Company's member. The value of these services and facilities has not been determined.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 % of aggregate indebtedness, both terms as defined by the rule. At December 31, 2007 and 2006, the Company's net capital was $14,756 and $17,851, and exceeded the capital requirement by $9,756 and $12,851, respectively.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio at December 31, 2007 and 2006, respectively, were .50 to 1 and .70 to 1.

The computation of aggregate indebtedness does not include an estimate of the amount, if any, which may be payable under the contingency discussed in Note 5.

Note 5 - Contingency

The Company, its sole member, and certain former members have been named in civil actions involving securities claims. The claims resulted from losses sustained by investors due to the actions of an unrelated third party. The Company has denied liability and has indicated that it intends to vigorously defend the litigation. Outside counsel for the Company has advised that the defenses identified have a reasonable possibility of success. During 2003, substantially all claims were settled by the member and former members of LandOak Securities, LLC personally without admitting liability. Claims made and unsettled at December 31, 2006 total approximately $1,600,000 in actual and punitive damages.

Under NASD guidelines, a contingent liability should, at times, be included in the computation of aggregate indebtedness. As of the release of these financial statements, no definitive determination has been made as to whether this contingent liability is required to be included in aggregate indebtedness and, if so, the amount to include. Accordingly, no adjustment to aggregate indebtedness in Note 4 or in the supplementary information has been made. Penalties in accordance with the NASD Sanction Guidelines for Net Capital Violations range from $1,000 to expulsion of the firm.

These financial statements have been prepared in conformity with principles of accounting applicable to a going concern. The ability of the Company to continue operations is dependent upon the ultimate settlement of the lawsuits and the discretion of the Company's regulators.

Note 6 - Reclassifications

Certain reclassifications were made to the 2006 financial statement presentation in order to conform to the 2007 financial statement presentation.

SUPPLEMENTARY INFORMATION

LANDOAK SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	2007	2006
Total Member's Equity (From Statement of Financial Condition)	$ 14,823	$ 18,025
Adjustments: Nonallowable Assets and Adjustments Brokerage Account	(67)	(174)
NET CAPITAL	$ 14,756	$ 17,851
AGGREGATE INDEBTEDNESS	* $ 7,360	* $ 12,519
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	* $ 5,000	* $ 5,000
Excess Net Capital	* $ 9,756	* $ 12,851
Excess Net Capital at 1000%	* $ 14,020	* $ 16,599
Ratio of Aggregate Indebtedness to Net Capital	* .50 to 1	* .70 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

	2007	2006
Net Capital, as reported in unaudited Part IIa of the FOCUS report	$ 7,495	$ 16,129
FIAG Account - unallowable asset adjustment	$ (67)	$ (174)
Deposits made prior to year end not included on report	$ 2,235	
Audit adjustment to increase receivables	6,700	$ 8,400
Audit adjustment to increase liabilities	(1,607)	(6,504)
Net Capital	$ 14,756	$ 17,851

*See Notes 4 and 5

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To The Member
LandOak Securities, L.L.C.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of LandOak Securities, L.L.C., (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

END

Knoxville, Tennessee
February 25, 2008